LAWLER & ASSOCIATES
a professional law corporation

41877 Enterprise Circle N., Suite 220
W. SCOTT LAWLER, ESQ.	Temecula, California, 92592
Telephone: 951-506-8888
Facsimile: 951-506-8877

August 22, 2006

Mr. Ryan C. Milne Securities and Exchange Commission

100 F Street, N.W., Stop 7010
Washington, D.C.20549

Re:	Big Sky Energy Corporation
	Item	4.01	Form	8-K Filed May 11, 2006
	Item	4.01	Form	8-K/A Filed May 19, 2006
	Response letter dated June 14, 2006
	Item	4.01	Form	8K/A Filed June 15, 2006
	Item	4.01	Form	8K/A Filed July 21, 2006
	Response letter dated July 20, 2006
	File No. 000-28345

Dear Mr. Milne:

     We are in receipt of your letter dated July 26, 2006 with regards to the above-referenced filings of Big Sky Energy Corporation (“Big Sky”). Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 3 to Big Sky’s Form 8-K dated May 11, 2006. The electronic copy of this Amendment No. 3 was filed via Edgar, with a submission date of August 22, 2006.

     Below are the comments from your comment letter, each followed by Big Sky’s responses thereto

Form 8-K/A filed July 21, 2006

Comment

1.	We note your response to comment one of our letter dated June 27, 2006. Please remove the references to any exhibits that were removed by amendment as they are no longer contained in your filing. We note such references in the form 8-K in the last sentences of the 2nd and 4th paragraphs.

Response

     Big Sky has removed all references to the exhibits that were removed by amendment.

Comment

2.	We note your response to comment two of our letter dated June 27, 2006. We find your explanation of the litigation confusing. We reissue our comment two of our letter dated June 27, 2006. To assist you I preparing disclosure using plain English you may wish to read, “A Plain English Handbook,” which may be found at http://www.sec.gov/pdf/plaine.pdf. Please call us at the phone number listed below to discuss this comment further.

Response

     Big Sky has revised the explanation of this complex litigation to make it as readable as possible.

Comment

3.	Please remove the note under Section 9 of your form 8-K, as information presented under Item 4.01 is required to be filed. Refer to General Instruction B on Form 8-K for additional information.

Response

Section 9 has been removed.

     We believe that these responses and amendments are in compliance with the applicable regulations, as noted by your comments. If you have any further questions, please contact the undersigned directly.

Sincerely,

/s/ W. SCOTT LAWLER W. Scott Lawler, Esq.

cc:	Big Sky Energy Corporation LJ Soldinger Associates